UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Tower International, Inc.

(Name of Subject Company)

Tower International, Inc.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

891826109

(CUSIP Number of Class of Securities)

James C. Gouin

Chief Executive Officer

17672 Laurel Park Drive North Suite 400 E

Livonia, Michigan 48152

(248) 675-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Peter H. Ehrenberg, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 262-6700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Tower International, Inc. a Delaware corporation (the “Company”), by Autokiniton US Holdings, Inc., a Delaware corporation (“Parent”), and Tiger Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger dated as of July 12, 2019 (the “Merger Agreement”), among the Company, Merger Sub and Parent:

•	Exhibit 99.1—2010 Equity Incentive Plan FAQ for the Company’s colleagues, dated August 5, 2019.

Forward-Looking Statements

This document contains forward-looking information related to the Company, Parent and the proposed acquisition. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. All of the statements in this document, other than historical facts, are forward-looking statements and are based on a number of assumptions that could ultimately prove inaccurate. Forward-looking statements in this document include, among other things, statements with respect to the anticipated timing of the completion of the proposed acquisition and its potential benefits, as well as Parent’s plans, expectations and intentions and projected business, results of operations and financial condition. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company’s actual results may differ materially from its expectations or projections. The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements: (1) risks related to the satisfaction of the conditions to closing the proposed acquisition in the anticipated timeframe or at all, including uncertainties as to how many Shares will be tendered in the Offer and the possibility that the acquisition does not close, (2) the possibility that alternative acquisition proposals will be made, (3) the possibility that the Company will terminate the Merger Agreement to enter into an alternative business combination, (4) the possibility that various closing conditions may not be satisfied and required regulatory approvals may not be obtained, (5) the risk that the Merger Agreement may be terminated in circumstances requiring the Company to pay a termination fee, (6) the risk of litigation and regulatory actions related to the proposed acquisition, which may delay the proposed acquisition, and (7) risks regarding the failure to obtain the necessary financing to complete the proposed acquisition. Other factors that could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements are set forth under “Risk Factors” in the Company’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, the Schedule TO and other tender offer documents to be filed by Parent and its affiliates, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company. The Company’s filings with the United States Securities and Exchange Commission (the “SEC”) are available publicly on the SEC’s website at www.sec.gov, or on the Company’s website at https://towerinternational.com/ under the “Investors” section. All such forward-looking statements speak only as of the date they are made. Except as required by law or regulation, the Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events, circumstances or otherwise.

Additional Information

The Offer described herein has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities of the Company. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Parent and Merger Sub, and promptly thereafter a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by the Company. The offer to purchase Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Parent’s information agent.